Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 26, 2013

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Global Brass and Copper, Inc.

Registration Statement on Form S-4

Response Dated August 12, 2013

File No: 333-189221

Dear Ms. Long:

On behalf of Global Brass and Copper, Inc. (the “Company”), we hereby submit in electronic form for filing the accompanying responses to the comment letter, dated August 19, 2013 (the “August 19 Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 1”) and the Company’s response, dated August 12, 2013 (the “August 12 Response”), to the Staff’s earlier comment letter, dated July 30, 2013 (the “July 30 Comment Letter”) relating to Amendment No. 1. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 1. The text of the Staff’s comments is reprinted below in italics and is followed by the Company’s responses.

Registration Statement on Form S-4

1.	Comment: We note your response to comment one of our letter dated July 30, 2013. Please provide a comprehensive analysis that addresses whether the collateral provision is a material component of the notes.

Response:

The Company respectfully submits that the pledge of the capital stock and other securities (the “Stock Pledge”) of the various subsidiaries of the Company is not a material component of the notes.

The Company has no material indebtedness other than the ABL Facility and the notes. Both the notes and the ABL Facility are guaranteed by the same subsidiaries of the Company, which are all of the material subsidiaries of the Company. As disclosed in Amendment No. 1, two of the guarantor subsidiaries, GBC Metals, LLC and Chase Brass and Copper Company, LLC, are subsidiaries whose capital stock (the “Excluded Stock”) is subject to the Stock Pledge Exclusion. Therefore, theoretically, in an insolvency proceeding, the lenders under the ABL Facility would be able to foreclose on all of the stock and other securities of the Company’s subsidiaries (including the Excluded Stock), but the holders of notes would not be able to foreclose on the Excluded Stock. Nevertheless, the Company respectfully submits that, in practice, the Stock Pledge itself is not material to an investor in the notes because of the capital structure of the Company and its subsidiaries.

Pamela Long, Assistant Director

Division of Corporation Finance

August 26, 2013

Because all of the material subsidiaries are guarantors of both the ABL Facility and the notes on a full and unconditional, senior secured basis, and because the Company has no material indebtedness other than the ABL Facility and the notes, in an insolvency proceeding involving the Company, it is a near certainty that all of the guarantor subsidiaries will be included as debtors in the insolvency proceeding. As a result, the fact that one set of creditors would be able to foreclose on the Excluded Stock while the other set of creditors would not be able to do so would be irrelevant. The creditors would first attempt to satisfy their claims against the bankruptcy estate through the senior secured guarantees of the guarantor subsidiaries (including those of the issuers of the Excluded Stock, GBC Metals, LLC and Chase Brass and Copper Company, LLC) rather than through any foreclosed stock that was pledged, because any such stock of a subsidiary would rank junior in priority to the claims of unsecured creditors of such subsidiary, such as trade creditors, while the senior secured guarantee of such subsidiary would rank senior to such claims.

In the July 30 Comment Letter, the Staff had the following comments to Amendment No.1:

•

Securities constitute a substantial portion of collateral if the greatest of the aggregate principal amount, par value, book value, or market value of the securities equals 20% or more of the principal amount of the secured class of securities. Please note that the “substantial portion of the collateral” test as described in Rule 3-16 of Regulation S-X should be performed using information as of the end of the most recent fiscal year;

•

Please reassess the identification of your subsidiaries whose securities constitute a substantial portion of the collateral based upon the greater of the book value or market value of their capital stock as of December 31, 2012; and

•

Please revise to explain how you determined the book value and market value of each subsidiary (including any material estimate or assumptions used) and quantify both the book value and market value of each subsidiary whose securities constitute a substantial portion of the collateral as of December 31, 2012.

As discussed in the Company’s August 12 Response to the July 30 Comment Letter, the Company will comply with the comments in the first two bullets of the comment. With respect to the third bullet of the comment, the Company requests that, in light of the analysis presented above, it be permitted to comply with the comment in the third bullet but not to quantify the book value and market value of the subsidiaries whose stock is subject to the Stock Pledge Exclusion for the reasons presented in the Company’s August 12 Response.

As a result, the Company proposes that the risk factor relating to the Stock Pledge Exclusion would read as follows (changes to be made in Amendment No. 2 being indicated in bold underline):

The pledge of the securities of our subsidiaries that secures the notes will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the notes could be secured by less collateral than our other senior indebtedness, including the ABL Facility.

Subject to various exceptions that are described below and elsewhere in this prospectus, the notes are secured by a pledge of the assets of the Issuer and the guarantors, including the capital stock and other securities of all of the Issuer’s domestic subsidiaries as of the date of this prospectus. Under the SEC regulations currently in effect, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock and other securities or similar items of a subsidiary that are pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The Indenture provides that any capital stock and other securities of any of the Issuer’s subsidiaries will be excluded (the “Stock Pledge Exclusion”) from the collateral securing the notes for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule.

Pamela Long, Assistant Director

Division of Corporation Finance

August 26, 2013

We conduct substantially all of our business through the Issuer’s subsidiaries, some of which have capital stock that we estimate has a book value in excess of 20% of the aggregate principal amount of the notes, or $75.0 million. We estimate that, for purposes of Rule 3-16, the value of the capital stock of GBC Metals, LLC and Chase Brass and Copper Company, LLC exceeded 20% of the principal amount of the notes as of December 31, 2012. Accordingly the pledge of capital stock and other securities with respect to each such subsidiary will be subject to the Stock Pledge Exclusion and limited in value to less than 20% of the aggregate principal amount of the notes. Based on our estimates, the aggregate percentage of our consolidated assets, revenues and pre-tax income represented by the subsidiaries that are subject to the Stock Pledge Exclusion as of December 31, 2012 are approximately 103%, 78% and 321%, respectively. As a result, holders of the notes could lose a significant portion of their security interest in the capital stock or other securities of the subsidiaries that are subject to the Stock Pledge Exclusion.

We have not had an external third-party market valuation conducted as to the capital stock of the Issuer’s subsidiaries, so our estimates should not be considered an indication as to what such subsidiaries might be able to be sold for in the market. Our estimate of the book value of each subsidiary was based on the book value of such subsidiary under GAAP, without eliminating intercompany balances. Our estimate of the market value of each subsidiary was based on the adjusted EBITDA of such subsidiary times the Consolidated Adjusted EBITDA multiple for Global Brass and Copper Holdings, Inc. (the parent of the Issuer and a guarantor of the notes) as a whole that was implied in the price paid per share in its initial public offering. Furthermore, the list of the Issuer’s subsidiaries that are subject to the Stock Pledge Exclusion may change due to changes in such estimates or the outstanding principal amount of the notes.

We are permitted to incur other senior secured indebtedness with a pari passu lien in the collateral. If that indebtedness is not notes or other securities that trigger the requirements of Rule 3-16 (such as credit facility debt or notes or other securities that are not registered under the Securities Act or Exchange Act), it will not be subject to the Stock Pledge Exclusion. Accordingly, even though those other series of senior secured indebtedness are meant to have a pari passu lien in the collateral, they may actually have a more extensive collateral package than the notes. In addition, they will not be required by the terms of any intercreditor agreement to pursue enforcement against any specific collateral before collecting ratably with the notes. Accordingly, future indebtedness that is intended to have a pari passu lien with the notes may actually have a more extensive collateral package and may recover more ratably than the notes in any enforcement situation. In addition, the security granted in favor of lenders under the ABL Facility (and other similar facilities) will not be subject to the Stock Pledge Exclusion, so the collateral package securing the obligations under such facilities is likely to be more extensive than that securing the notes.

It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary.

*         *         *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela Long, Assistant Director

Division of Corporation Finance

August 26, 2013

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 373-3052 or lwee@paulweiss.com.

Sincerely,

/s/ Lawrence G. Wee, Esq.

Lawrence G. Wee, Esq.

cc:	Scott B. Hamilton, Esq.

General Counsel and Secretary

Global Brass and Copper, Inc.